Mail Stop 3561

May 31, 2007

Mr. Larry G. Brady
 Chief Financial Officer
THE GREENBRIER COMPANIES, INC.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

      Re: **The Greenbrier Companies, Inc.**
              Form 10-K for the year ended August 31, 2006
              File No. 1-13146

Dear Mr. Brady:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              David R. Humphrey
              Branch Chief